FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA OPTIONS McTAVISH URANIUM PROJECT

Vancouver, Canada, Aug 10th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that it has entered into an option agreement with Kodiak Exploration Limited (KXL – TSX.V) (“Kodiak”) with regard to the Company’s 100%-owned McTavish uranium project (“Project”), situated in the prolific Athabasca Basin of northern Saskatchewan.

Pursuant to the recent execution of an option agreement, Kodiak has been granted an option to acquire up to a 70% interest in the Project.  In order to earn an initial 50% interest in the Project, Kodiak must complete $4,000,000 in exploration and issue 1,000,000 Kodiak shares to CanAlaska in accordance with the following schedule:  100,000 Kodiak Shares on or before the Effective Date; such payment to be made within 10 business days after the date of acceptance (the “Effective Date”) by the TSX Venture Exchange of a filing to be made in respect of the proposed option;

(i)

$600,000 Expenditures and 50,000 Kodiak Shares by the first anniversary of the Effective Date;

(ii)

a further $800,000 Expenditures and 50,000 Kodiak Shares on or prior to the second anniversary of the Effective Date;

(iii)

a further $1,200,000 Expenditures and 50,000 Kodiak Shares on or prior to the third anniversary of the Effective Date;

(iv)

a further $1,400,000 Expenditures and 50,000 Kodiak Shares on or prior to the fourth anniversary of the Effective Date; and

(v)

a further 700,000 Kodiak Shares on or prior to the fifth anniversary of the Effective Date

Kodiak may earn a further 10% interest in the Project (60% total), by expending $3,000,000 in exploration/pre-feasibility work over an additional three year period, issuing an additional 550,000 Kodiak shares and producing a 43-101 compliant resource estimate containing at least 35 million pounds U3O8 in the measured and indicated categories.  By defining a resource of 50 million pounds U3O8 during the same period, Kodiak’s interest may increase to 70%.  The proposed option is subject to acceptance by the TSX Venture Exchange.

Figure 1	Figure 2

The McTavish Project consists of three separate claim groups totaling 16,385 hectares.  One claim group is wholly-enclosed by Kodiak’s West Millennium project.  The other two parcels are intimately intertwined with West Millennium.  UTEM data show that the conductors successfully drilled by Kodiak this past winter at West Millennium extend onto the McTavish property and appear to intensify.  Previously announced Kodiak drill hole WM09-04, which intersected a 69 metre thick fractured graphitic and pyritic pelite unit containing up to 0.13% U3O8, is located only 400 metres from the McTavish property and underscores the excellent exploration potential of the Project.  UTEM data also defines two other large scale, high magnitude conductors on the McTavish property, both of which are untested by drilling.  The combined West Millennium-McTavish property package comprises nearly 380 km2 in the heart of the Athabasca Basin, only three kilometres west of Cameco’s Millennium deposit (47M pounds U3O8 with an average grade of 4.5% U3O8).

CanAlaska is very pleased to enter into the option agreement with Kodiak.  It will allow for immediate exploration of the significant geophysical features identified by CanAlaska’s VTEM airborne surveys, which are preserved on the CanAlaska claim blocks.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty Ltd, a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$10 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd. A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the Poplar Project comprising a potential 100,000 metres of drill testing.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	August 10th, 2009